UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Announcement of share repurchase programme

Further to its announcement on 18 December 2019 of the proposed sale of its 25% stake in Penguin Random House to our partner Bertelsmann SE & Co KGaA, which is subject to regulatory consent and expected to close in the first half of 2020 (the Proposed Sale), Pearson plc (the Company) announces that it is to commence a £350 million share buyback programme (the Programme). The Programme will commence today, 16 January 2020, and will end no later than 16 July 2020 (the Engagement Period). Purchases may continue during any closed periods of the Company during the Engagement Period.

The Company has entered into engagements with Citigroup Global Markets Limited and J.P. Morgan Securities plc (each a Bank and together the Banks) under which it has issued a non-discretionary irrevocable instruction to each Bank to manage the share buyback programme. Each Bank will carry out the instruction through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. The Banks will make trading decisions in relation to the Company's ordinary shares repurchased under the buyback programme independently of, and uninfluenced by, the Company. The Banks will acquire ordinary shares for delivery to the Company pursuant to the Programme on alternate days during the Engagement Period, starting with Citigroup Global Markets Limited today.

Any acquisitions of its ordinary shares by the Company will be effected within pre-set parameters set out in the Banks' respective engagement letters, and in accordance with the Company's AGM authority to repurchase ordinary shares as in force from time to time (at the AGM in 2019, shareholders gave the Company authority to purchase a maximum of 78,141,414 ordinary shares), Chapter 12 of the Financial Conduct Authority's Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU and will be discontinued in the event that the Company ceases to have the necessary general authority to repurchase ordinary shares.

The sole purpose of the Programme is to reduce the capital of the Company. As such the Company will cancel any ordinary shares purchased.

For the avoidance of doubt, no repurchases will be made in respect of the Company's American Depositary Receipts.

Each Bank may undertake transactions in the Company's ordinary shares during the Engagement Period in order to manage its market exposure under the Programme.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 January 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary